FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instructions 1(b).


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1. Name and Address of Reporting Person

   Scheopner         Michael             E.
-----------------------------------------------------
   (Last)            (First)            (Middle)

   6701 SW Hamptonshire Lane
-----------------------------------------------------
                     (Street)

   Topeka               KS               66614
-----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

  MNB Bancshares, Inc.  MNBB

_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)



_______________________________________________________________________________
4. Statement for Month/Year

   February, 2001

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] 10% Owner
   [ ] Director
   [X] Officer (give title below)(1)
   [ ] Other (specify below)

    Executive Vice President
   --------------------------------------------------

   --------------------------------------------------

_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned
----------------------------------------------------------------------------
--------------------------------------------

          1.                2.           3.                     4.
---------------------    --------    ----------   ------------------------------


                         Trans-      Trans-          Securities Acquired (A)
                         action      action          or Disposed of (D)
                         Date        Code            (Instr. 3, 4 and 5)
Title of                 (Month/     (Instr. 8)   ----------------------------
Security                  Day/       ----------     Amount    (A) or    Price
(Instr. 3)                Year)      Code   V                   (D)

---------------------    --------    ----  ----   -----------  ------  ---------


5.(2)        6.          7.
-----------   ----------  ----------
Amount of     Owner-
Securities    ship
Beneficially  Form:
Owned at      Direct      Nature of
End of        (D) or      Indirect
Month         Indirect    Beneficial
(Instr.       (I)         Ownership
3 and 4)      (Instr. 4)  (Instr. 4)

-----------   ----------  ----------



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

                     TABLE II--Derivative Securities Acquired, Disposed
                     of, or Beneficially Owned (e.g. puts, calls,
                     warrants, options, convertible securities)
---------------------------------------------------------------------
---------------------------------------------------------

1.        2.       3.        4.        5.            6.
--------  -------- --------  --------  ----------    ------------
Title of  Conver-  Trans-    Trans-     Number of    Date Exer-
Deriva-   sion or  action    action     Derivative   cisable and
tive      Exercise Date      Code       Securities   Expiration
Security           (Month/   (Instr.8)  Acquired (A) Date (Month/
(Instr.3)          Day/Year)            or Disposed  Day/Year)
                                        of (D)
                                        (Instr. 3,4  --------------
                              --------   ----------  Date     Date
                                                     Exercis- Expir-
                                                     able     ation
                             Code  V   (A)   (D)
--------- -------- --------  ---- ---  ----  ----    -------  -----
Stock Options
to Purchase
Shares      9.50   1/26/01   A (2)  V    3,500        1/26/01   1/26/11

 7.             8.        9.         10.       11.
-------------  ------   ----------  --------- ----------
Title and      Price    Number of    Ownership Nature of
Amount of      of       Derivative   Form of   Indirect
Underlying     Deriv-   Securities   Deriv-    Benefi-
Securities     ative    Benefi-      ative     cial
Instr. 3       Secur-   cially       Security: Owner-
and 4)         ity      Owned at     Direct(D) ship
-------------- (Instr.5)End of       or Indir- (Instr.4)
       Amount           Month        ect (I)
       or               (Instr.4)    (Instr.4)
       number
Title  of Shares
-----  ------   ------  ----------  --------  ----------
 CS      3,500             3,500        D







Explanation of Responses:

[FN]
1.  Of Issuer's and issuer's wholly-owned subsidiary, Security National Bank.
2. Grant of stock options under MNB Bancshares, Inc. 1998 Stock Incentive Plan, exercisable upon issuance.



               /s/ Michael E. Scheopner                           3/9/01
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.